EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report – Motion for Discovery and Inspection of Documents Prior to Filing a Derivative Claim

On July 12, 2017, the Company received a motion for discovery and inspection of documents prior to the filing of a motion for certification of a derivative claim pursuant to Section 198A of the Companies Law, 5759-1999, which was filed with the Tel Aviv District Court (Economic Department) against the Company and the subsidiary, D.B.S. Satellite Services (1998) Ltd. ("D.B.S.”) by a shareholder of the Company.

In the motion, the court was moved to instruct the Company and D.B.S to disclose certain documents in connection with an interested party transaction between D.B.S and Space Communication Ltd. ("Spacecom") from 2013, as amended in early 2017. The backdrop to the filing of the motion was an open investigation of the Israel Securities Authority, which commenced on June 20, 1717, and, in accordance with the Company's announcement of July 11, 2017, was expanded to include the D.B.S-Spacecom transaction.

The Company is studying the motion and shall address it in accordance with the deadlines prescribed by law.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: State Comptroller’s Report

On July 12, 2017, the State Comptroller published a report on aspects of the Ministry of Communications' actions to regulate the landline communication segment. The report includes three reports on the following topics:

-	Implementation of the "wholesale market" reform.

-	Investment in infrastructures in the landline communication sector and structural aspects, including reference to the Ministry of Communications’ actions in connection with the cancellation of the structural/corporate separation in the Company.

-	The Prime Minister’s conflicts of interest in his capacity as Minister of Communications.

By nature, the State Comptroller's report deals with critique of government ministries (primarily with respect to issues pertaining to the Company) and its findings are directed at those entities.

The Company is unable to evaluate the impact of the aforementioned report on it, if at all.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.